NO ACT

[redacted]

09011626

DC
PE
4-27-09

May 19, 2009

Act: 1934
Section: 13a
Rule:
Public Availability: 5/19/2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Westaff, Inc.
Incoming letter dated April 27, 2009

Based on the facts presented, the Division will not object if Westaff stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended April 18, 2009. In reaching this position, we note that Westaff has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8 and Form S-4, and the post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Westaff will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended April 18, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Jessica D. Plowgian
Attorney Adviser

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 19, 2009

Mail Stop 4546

Robert B. Pincus
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636

Re: Westaff, Inc.

Dear Mr. Pincus:

In regard to your letter of April 27, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

described below, Westaff files a certificate on Form 15[1] ("Form 15") on or before the due date of its next periodic report (i.e., Westaff's Quarterly Report on Form 10-Q for the fiscal quarter ending April 18, 2009) to suspend Westaff's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-3.

I. Background

Pursuant to the terms and conditions of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 28, 2009, by and among Westaff, Koosharem and Select Merger Sub Inc., a wholly-owned subsidiary of Koosharem ("Merger Sub"), on March 19, 2009, Merger Sub merged with and into Westaff with Westaff continuing after the merger as the surviving corporation and a direct wholly-owned subsidiary of Koosharem (the "Merger"). Upon completion of the Merger, each outstanding share of Westaff common stock, par value $0.01 per share, was converted into the right to receive cash merger consideration.

At the effective date of the Merger, each outstanding option to purchase shares of Westaff common stock ("Options"), whether or not then exercisable or vested, was cancelled and converted into the right to receive an amount in cash equal to (a) the excess, if any, of the merger consideration over the per-share exercise price of the Option, multiplied by (b) the number of shares of Westaff common stock subject to such Option. In accordance with the Merger Agreement, at the effective date of the Merger, all outstanding restricted stock units ("RSUs") granted under any Westaff incentive plan were terminated, except for certain RSUs held by Westaff executives who had agreements that provided for the accelerated vesting of their RSUs upon a change in control. For those particular employees, their RSUs vested immediately prior to the effective time of the Merger, and then were converted into the right to receive cash merger consideration.

Except for the shares of Westaff common stock, Options and RSUs discussed above, immediately prior to the effective time of the Merger, there were no outstanding equity or debt securities of Westaff or outstanding options, warrants or other rights of any kind to acquire equity or debt securities of Westaff. As a result, as of the effective time of the Merger, all securities or rights to acquire securities of Westaff issued and outstanding immediately prior to the effective time of the Merger ceased to be issued and outstanding. No holders of Westaff common stock exercised and perfected their appraisal rights under Delaware law in connection with the Merger.

II. Registration Statements No Longer Effective

Prior to entering into the Merger Agreement, Westaff had on file with the SEC several registration statements on Form S-8 and one on Form S-4, each of which registration statements

[1] Westaff filed a Form 15 with the SEC on March 20, 2009. On April 1, 2009, Westaff filed an amendment to that Form 15 indicating that it has withdrawn such Form 15.

are listed on Annex A hereto. Each of these registration statements were declared effective prior to Westaff's current fiscal year, which ends on October 31, 2009, but had been automatically updated for purposes of Section 10(a)(3) of the Securities Act through Westaff's Exchange Act filings made during the current fiscal year.

Following is a brief description of these registration statements:

(a) Westaff Form S-8s: The Westaff Form S-8s were filed to register issuances of shares of Westaff common stock pursuant to a number of incentive and option plans and award agreements. The Westaff Form S-8s were filed and became effective between 1996 and 2006.

(b) Westaff Form S-4: The Westaff Form S-4 was filed to register shares of Westaff common stock that could have been issued in connection with corporate acquisitions by Westaff. The Westaff Form S-4 was filed and became effective in 1998, but no shares of Westaff common stock were ever issued under the registration statement.

Except for the Westaff common stock, Westaff has no other classes of securities that have been registered under the Exchange Act. On March 20, 2009, Westaff filed with the SEC post-effective amendments to each of the Westaff Form S-8s and Westaff Form S-4, which deregistered any securities of Westaff that remained covered thereby. The post-effective amendments to the Westaff Form S-8s were immediately effective upon filing and, as of March 31, 2009, the SEC declared the post-effective amendment to the Westaff Form S-4 effective. Westaff has no other classes of securities that are required to be registered under Section 12(g) of the Exchange Act or give rise to a reporting obligation under Section 15(d) of the Exchange Act.

III. Exchange Act Reporting Obligations

Westaff common stock was registered under Section 12(b) of the Exchange Act and, prior to March 20, 2009, was listed on the NASDAQ Global Market ("NASDAQ").

On March 20, 2009, in connection with the consummation of the Merger, pursuant to Rule 12d2-2(a) under the Exchange Act, NASDAQ filed an application on Form 25 (the "Form 25") with the SEC to remove the Westaff common stock from listing on NASDAQ and registration under Section 12(b) of the Exchange Act. The delisting became effective 10 days from filing, and at such time, Westaff's duty to file any reports under Section 13(a) of the Exchange Act as a result of the registration of the Westaff common stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5). However, pursuant to Rules 12d2-2(d)(6) and 12d2-2(d)(7), Westaff's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act continue by virtue of the fact that it has securities registered under Section 12(g) of the Exchange Act and securities that were registered on registration statements declared effective during the current fiscal year or deemed to have become effective pursuant to Section

10(a)(3) of the Securities Act through Westaff's Exchange Act filings made during this fiscal year.

In order to fully relieve itself of its reporting obligations under Section 13(a) of the Exchange Act, Westaff also has to terminate registration of any class of securities registered pursuant to Section 12(g) of the Exchange Act. In this regard, we note that the Westaff common stock is registered under Section 12(g) of the Exchange Act. Westaff has no other classes of securities that are required to be registered under Section 12(g) of the Exchange Act or give rise to a reporting obligation under Section 15(d) of the Exchange Act. Westaff intends to file a Form 15 to deregister the Westaff common stock pursuant to Rule 12g-4(a)(1)(i) under the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Westaff common stock under Section 12(g) of the Exchange Act is expected to occur 90 days after Westaff's filing of the Form 15. However, pursuant to Rule 12g-4(b), Westaff's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of the Westaff common stock under Section 12(g) will be suspended immediately upon Westaff's filing of the Form 15.

Subject to obtaining the relief sought by this letter, Westaff will file an application on Form 15 on or before the due date of its next periodic report (i.e., Westaff's Quarterly Report on Form 10-Q for the fiscal quarter ending April 18, 2009) with the SEC to deregister the Westaff common stock under Section 12(g) of the Exchange Act and also to suspend its reporting obligations under Section 15(d) of the Exchange Act. Westaff requires relief in connection with the suspension of its reporting obligations under Section 15(d) because of Rule 12h-3(c) of the Exchange Act. In general, Rule 12h-3 states that an issuer can suspend its reporting obligations under Section 15(d) immediately upon filing a Form 15. However, Rule 12h-3(c) states that a suspension provided under Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings. While neither the Westaff Form S-8s or the Westaff Form S-4 became effective during the 2009 fiscal year, these Registration Statements were automatically updated in this fiscal year for purposes of Section 10(a)(3) of the Securities Act by way of Westaff's Exchange Act filings. As a result, despite otherwise satisfying the requirements of Rule 12h-3, Rule 12h-3(c) prevents the suspension of Westaff's duty to file periodic reports under Section 15(d) for the remainder of the 2009 fiscal year in the absence of the relief sought by this letter.

IV. Discussion

We respectfully submit that, notwithstanding the provisions of Rule 12h-3(c), Westaff should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d) of the Exchange Act for the following reasons:

(a) *Westaff Satisfies the Requirements of Rule 12h-3(a) and (b):*

Westaff satisfies all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act. Westaff filed all required reports for fiscal years 2006, 2007, 2008 and the portion of 2009 preceding the date hereof, including a Current Report on Form 8-K reporting the change in control pursuant to the Merger, and will continue to make such filings until it files the Form 15 with respect to which no-action relief is being sought. In addition, as noted above, as of the effective time of the Merger, all of Westaff's outstanding securities became, and continue to be, held by a single holder of record and, pursuant to the Merger, all of Westaff's outstanding Options to purchase securities and RSUs were either cancelled or converted into the right to receive cash. As a result, we believe that, except for the application of Rule 12h-3(c), Westaff satisfies the criteria for suspension of reporting under Section 15(d) of the Exchange Act.

(b) *Purpose of Section 15(d) Will Not Be Undermined by Granting Westaff Relief:*

The Staff has indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this Rule 12h-3(c) limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering". See Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263, 28 SEC Docket 1290 (October 5, 1983) (the "Proposing Release"). These policy concerns are not at issue in Westaff's situation for several reasons.

As described in more detail in Part I above, (i) immediately prior to the effective time of the Merger, there were no outstanding equity or debt securities of Westaff or outstanding options, warrants or other rights of any kind to acquire equity or debt securities of Westaff, other than the shares of Westaff common stock, Options and RSUs; (ii) immediately prior to the effective time of the Merger, all outstanding Options and RSUs were cancelled or converted into the right to receive cash; and (iii) as a result of the Merger, all shares of Westaff common stock outstanding immediately prior to the effective time of the Merger were cancelled or converted into the right to receive cash. In other words, all securities or rights to acquire securities of Westaff issued and outstanding immediately prior to the effective time of the Merger were no longer outstanding immediately following the effective time of the Merger.

Additionally, neither the Westaff Form S-8s nor the Westaff Form S-4 became effective during this fiscal year; rather, these registration statements were merely updated pursuant to Section 10(a)(3) of the Securities Act. In such cases, and when, pursuant to a merger transaction, the issuer is becoming a wholly-owned subsidiary of another company, the concern about providing ongoing current information is not the same concern contemplated by the Proposing Release. As noted above, on March 20, 2009, Westaff filed with the SEC post-effective amendments to Westaff's Form S-8s and Form S-4, in each case deregistering any securities of Westaff that remained covered thereby. Accordingly, no investors are able to purchase securities of Westaff pursuant to these registration statements thereby necessitating the protections of Section 15(d).

(c) *Benefits Of Periodic Reporting Do Not Outweigh the Filing Burdens:*

A further reason that we believe no-action relief should be granted to Westaff is that the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 record holders). In the Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." As of and since the effective time of the Merger, the equity in Westaff has been held solely by Koosharem. Should Westaff not be granted relief to suspend its reporting obligations under Section 15(d), Westaff will be required to undergo the expensive and time-consuming process of preparing and filing its Quarterly Reports on Form 10-Q for the fiscal quarters of 2009 and Annual Report on form 10-K for the fiscal year of 2009 for the sole "benefit" of Koosharem, who will already have access to the information presented in such Form 10-Q's and Form 10-K (not to mention any other additional information Koosharem desires as the corporate parent of Westaff).

(d) *Prior No-Action Relief Granted With Respect to Rule 12h-3(c):*

In several analogous situations, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein[2]. In these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated during the fiscal year in question, the Staff has previously granted no-action relief permitting that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other publicly traded securities outstanding. Therefore, we believe that, based on the foregoing arguments, it is contrary to the underlying policy of Rule 12h-3(c) to deny Westaff suspension of its reporting obligations under Section 15(d) of the Exchange Act merely because of the automatic update of the Westaff Form S-8s and the Westaff Form S-4 pursuant to Section 10(a)(3) of the Securities Act during the current fiscal year.

[2] See, e.g., UST Inc. (available February 18, 2009); EnergySouth, Inc. (available December 11, 2008); CollaGenex Pharmaceuticals, Inc. (available May 12, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); Anheuser-Busch Companies, Inc. (available February 18, 2009); and International Securities Exchange, Inc. (available January 3, 2008).

V. Conclusion

For the reasons discussed above, we respectfully request that the Staff advise us that it will not recommend enforcement action to the SEC if, under the circumstances described in this letter, Westaff files a Form 15 on or before the due date of its next periodic report (i.e., Westaff's Quarterly Report on Form 10-Q for the fiscal quarter ending April 18, 2009) to deregister the Westaff common stock under Section 12(g) of the Exchange Act and to suspend Westaff's reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to the Westaff common stock, effective immediately upon the filing of the Form 15. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of Westaff to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Exchange Act Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

Please direct any questions or comments to me at (302) 651-3090 or bpincus@skadden.com.

Respectfully,

Robert B. Pincus

Annex A

Registration Statements

Form	Filing Date	File Number
S-8	August 19, 1996, as amended on November 1, 1996	333-10429
S-8	March 17, 1998	333-48143
S-8	October 2, 2006	333-137743
S-4	June 2, 1998	333-55831